Mail Stop 3561

March 16, 2009

Derek Cooper
Chief Executive Officer
Entheos Technologies, Inc.
888 3rd Street, Suite 1000
Calgary, Alberta, T2P 5C5

      Re: Entheos Technologies, Inc.
              Registration Statement on Form S-1
              Filed March 11, 2009
              File No. 333-157829

Dear Mr. Cooper:

      This is to advise you that a preliminary review of the above registration statement indicates that it fails to provide current financial statements. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

      You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you consider submitting an amendment to correct this deficiency or a request for withdrawal of the filing.

      Sincerely,

      H. Christopher Owings
      Assistant Director

cc: Joseph Sierchio, Esq.
        Sierchio & Company , LLP
        (212) 486-0208 (Facsimile)